UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated October 27, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: October 27, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

Robert L. Hodgkinson, Chairman & CEO DEJOUR ENTERPRISES LTD. Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	CONTACT INFO: Porter, LeVay & Rose, Inc. Michael J. Porter, President Jeffrey Myhre, VP – Editorial 212-564-4700

DEJOUR RECEIVES CONDITIONAL APPROVAL FOR TSX LISTING

VANCOUVER, BRITISH COLUMBIA, October 28, 2008 – Dejour Enterprises Ltd. announces it has received conditional approval for the listing on the Toronto Stock Exchange (TSX) of the Company’s common shares that currently trade on the TSX Venture Exchange. The Company is currently in the process of completing the filing requirements necessary to obtain final approval for the listing.  Upon completion of this process Dejour’s shares will be listed on the TSX under the symbol DEJ.  Dejour’s shares will concurrently be delisted from TSX Venture Exchange.

The TSX is a senior Canadian exchange, which maintains minimum listing requirements including minimum proved developed reserves, as verified by current National Instrument #51-101 compliant report prepared by independent consultants and a clearly defined program to increase reserves.  Other requirements include provisions for adequate funds to execute business programs, cover G & A and debt service expenses for at least 18 months with contingency allowances.

In 2007, only 72 out of 2,176 (3%) TSX Venture companies graduated to the TSX.  In 2008 to date less than 40 companies have qualified, according to the TSX website.

Chairman & CEO Robert L. Hodgkinson, states, “For Dejour, the graduation to the TSX, Canada's premiere exchange, is a reflection of the success the company has achieved in developing both its O&G proven reserve and production base in Canada's Peace River Arch and materially advancing its extensive O&G property resource base in the Piceance/ Uinta Basins of the USA. For shareholders, the move to the TSX may potentially enhance trading liquidity with the addition of a regulated market maker, expose Dejour to a broader, more conservative investor base, provide the company easier access to larger pools of lower cost capital and create better visibility through enhanced analyst and media coverage”.

In compliance with the rules of the TSX and the existing option plan, Dejour plans to grant a total of 2,750,000 new options at this time: 1,690,000 to insiders, 810,000 to employees, consultants and advisors, and 250,000 to investor relations personnel. These options will have a term of five years, will vest over the same five year period (except under certain conditions) and be exercisable at $CDN 0.45 per share.

About Dejour

Dejour Enterprises Ltd., an active micro cap oil and natural gas explorer and producer, strategically assembles and develops North American energy properties. The company has 150,000 net acres of premium energy assets in two of North America’s most prolific areas. Flagship properties encompass 128,000 net acres in the U.S. Rocky Mountains and 22,000 net acres in Canada’s Peace River Arch.

Dejour’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is currently publicly traded on the American Stock Exchange (Amex: DEJ) and TSX Venture Exchange (TSX-V: DEJ).

The TSX and the TSX Venture Exchange do not accept responsibility for the adequacy or accuracy of this news release.

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